Exhibit 99.1

Skillful Craftsman Reports Fiscal Year 2021 Unaudited Financial Results

WUXI, China, June 9, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services in China, today announced its unaudited financial results for the fiscal year ended March 31, 2021.

Fiscal Year 2021 Financial and Operational Highlights

All financial figures are in US Dollars unless otherwise noted.

•	Revenue was $29.2 million, compared with $28.6 million for last fiscal year, representing a 2% increase.

•	Gross income was $14.5 million, compared with $16.8 million for last fiscal year, representing a 14% decrease.

•	Gross income margin was 50%, compared with 59% for last fiscal year.

•	Net income was $3.5 million, compared with $10.0 million for last fiscal year.

•	Basic and diluted earnings per share were $0.32, compared with $1.11 for last fiscal year.

•	Total fee-paying members[1] were 1.62 million, compared with 3.09 million during last fiscal year, representing a 47.6% decrease.

Mr. Xiaofeng Gao, Chairman and CEO of Skillful Craftsman, commented, “We are pleased to report our financial results for the fiscal year 2021. Despite the setbacks caused by the COVID-19 pandemic, we still achieved a 2% increase in revenue to reach $29.2 million for the fiscal year 2021. Our solid financial performance demonstrates that we are optimally situated to capture the opportunities in the market. On May 14, 2021, the State Council issued the amended ‘Regulations for the Implementation of the Private Education Promotion Law of the People's Republic of China’, which encourage and support private vocational education. The regulations are proposed to build 50 high-level higher vocational schools and provide 150 key majors by 2022, and realize the goal of achieving an average of more than 50 million vocational training sessions per year. According to MobTech, it is estimated that the scale of China's vocational education market in 2022 will reach RMB811 billion, with an average annual compound growth rate of 11.2%. In other word, the promulgation of the regulations provides a market foundation and direction for the company's future development.”

Mr. Xiaofeng Gao continued, “Looking forward, we will take important steps in fiscal year 2022 to strengthen the Company's competitive position over the long-term. We will continue focusing on the industry of online vocational skills training. Through actively participating in the national pilot project of ‘Education Certificate + Several Vocational Skill Level Certificates’(“1+X”) and in-depth cooperation with offline vocational colleges, the Company will stabilize customer groups and increase customer stickiness. Through cooperation in running schools, we will strive to achieve business breakthroughs in financial training, hotel management training, and professional worker labor dispatch for large steel companies, and realize a large-scale, systematic and sustainable development. With the visibility and validation afforded as a Nasdaq listed company, we can now confidently focus on building profitable revenue growth and creating value for our shareholders.”

1 Number of fee-paying members is defined as the total number of members that are paying fees for accessing our platforms as of the end of the applicable period.

Fiscal Year 2021 Financial Results

All figures refer to fiscal year 2021 ended March 31, 2021 unless otherwise stated.

Revenue

Revenue increased by 2% to $29.2 million, from $28.6 million for last fiscal year. Revenue under RMB currency decreased by 1% which fluctuated in a normal range, but the foreign exchange rate of RMB increased which led to the increase of revenue.

Cost of Revenue

Cost of revenue increased by 25% to $14.7 million, from $11.8 million for last fiscal year. The increase was mainly caused by 1) an increase of $1.5 million in platform maintenance fee paid to Jimei University for its maintenance services relating to the Company’s vocational skills training platform for blue collar workers; and 2) an increase of $1.2 million in expenses associated with the amortization of the intangible assets and depreciation of the fixed assets regarding the system upgrade and data center expansion of the Company’s vocational skills training platform.

Gross income and Gross Margin

Gross income decreased by 14% to $14.5 million, from $16.8 million for last fiscal year. Gross margin decreased by 9 percentage points to 50%, from 59% for last fiscal year.

Operating Expenses

Operating expenses increased by 53% to $5.5 million, from $3.6 million for last fiscal year. This increase was mainly due to the increase of telecommunications service fees for our education platform, and the increase of employee compensation expenses. In specific:

•	Sales and marketing expenses increased by 19% to $1.8 million, from $1.5 million for last fiscal year.

•	General and administrative expenses increased by 79% to $3.7 million, from $2.0 million for last fiscal year. This increase was primarily caused by the increases of employee compensation expense and the expenses associated with being a public company.

Investment loss

We recorded an investment loss of $2.4 million, resulting from an investment of $8.0 million in a third-party private fund which was initially invested in July 2020 and divested in March 2021 at a value of $5.7 million.

Income Before Tax

Income before tax expense decreased by 48% to $7.0 million, from $13.3 million for last fiscal year.

Net Income

Net income decreased by 65% to $3.50 million, from $10.0 million for last fiscal year.

Basic and diluted earnings per share were $0.32, compared with $1.11 for last fiscal year.

Cash and Cash Equivalents

As of March 31, 2021, the Company had cash and cash equivalents of $17.5 million, compared with $11.9 million as of March 31, 2020.

Cash Flow

Net cash generated from operating activities was $10.8 million, compared with $11.5 million for last fiscal year.

Net cash used in investing activities was $20.9 million, compared with $10.4 million for last fiscal year. The increase of $8.0 million was due to an investment in a private fund in July 2020.

Net cash generated from financing activities was $13.2 million, representing the net proceeds from the Company’s initial public offering, compared with nil for last fiscal year.

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: http://ir.kingwayup.com/.

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements described in or implied by such statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to improve launch and leverage new technologies and cooperative relationships or anticipate market demand in a timely or cost-effective manner, and those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in our Annual Report on Form 20-F. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2021 (Unaudited)	2020
ASSETS
Current assets
Cash and cash equivalents	$17,453,360	$11,931,714
Accounts receivable, net	83,980	78,785
Prepayments and other current assets	1,784,537	1,963,102
Other receivables	5,713,192	-
Total current assets	25,035,069	13,973,601
Non-current assets
Property and equipment, net	13,725,957	12,324,125
Intangible assets, net	20,416,461	19,294,740
Long-term prepayments and other non-current assets	28,406	97,035
Total non-current assets	34,170,824	31,715,900
TOTAL ASSETS	$59,205,893	$45,689,501
LIABILITIES
Current liabilities
Accounts payable	$113,707	$249,086
Taxes payable	448,485	543,600
Amounts due to a related party	257,037	-
Accrued expenses	1,051,929	227,525
Deferred revenue-current	11,456,667	16,736,365
Total current liabilities	13,327,825	17,756,576
Non-current liabilities
Deferred revenue-noncurrent	312,896	50,877
Total non-current liabilities	312,896	50,877
TOTAL LIABILITIES	$13,640,721	$17,807,453
COMMITMENTS AND CONTIGENCIES	-	-
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	2,400	1,800
Additional paid-in capital	13,415,987	1,619,774
Statutory reserve	745,590	745,590
Accumulated profits	30,419,177	26,921,172
Accumulated other comprehensive income/(loss)	982,018	(1,406,288)
TOTAL SHAREHOLDERS’ EQUITY	45,565,172	27,882,048
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,205,893	$45,689,501

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended March 31,
	2021 (Unaudited)	2020	2019
Revenue	$29,168,546	$28,601,071	$24,668,840
Cost of revenue	(14,712,411)	(11,797,870)	(9,458,559)
Gross income	14,456,135	16,803,201	15,210,281

Operating expenses:
Selling and marketing expenses	(1,807,132)	(1,520,801)	(1,832,006)
General and administrative expenses	(3,654,449)	(2,038,568)	(1,899,110)
Total operating expenses	(5,461,581)	(3,559,369)	(3,731,116)
Income from operations	8,994,554	13,243,832	11,479,165
Interest income	58,946	73,737	88,588
Investment loss	(2,436,809)	-	-
Government grant	369,170	-	-
Other loss, net	(8,553)	(3,458)	(195)
Income before income taxes	6,977,308	13,314,111	11,567,558
Income tax expense	(3,479,303)	(3,338,886)	(2,892,500)
Net income	$3,498,005	$9,975,225	$8,675,058

Other comprehensive income/(loss):
Foreign currency translation adjustment	2,388,306	(1,112,209)	(735,192)
Total comprehensive income	5,886,311	8,863,016	7,939,866
Net earnings per ordinary share, basic and diluted	$0.32	$1.11	$0.96
Weighted average number of ordinary shares, basic and diluted	11,030,137	9,000,000	9,000,000

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended March 31,
	2021 (Unaudited)	2020	2019
Cash Flows from Operating Activities:
Net income	$3,498,005	$9,975,225	$8,675,058
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation of property and equipment	3,689,815	2,685,034	922,770
Amortization of intangible assets	6,651,329	6,309,065	6,324,124
Loss on disposals of property and equipment	-	6,960	7,430
Investment loss due to the redemption of financial assets held for trading	2,436,809	-	-
Changes in operating assets and liabilities:
Accounts receivables, net	(5,195)	372,347	(279,379)
Prepayments and other current assets	(1,418,176)	(1,060,291)	(900,838)
Long-term prepayments and other non-current assets	68,629	(97,035)	-
Accounts payable	(135,379)	239,061	(6,034,249)
Amounts due to a related party	257,037	-	(1,590,305)
Deferred revenue	(5,017,679)	(7,194,492)	13,423,585
Other payables	824,404	75,980	66,326
Taxes payable	(95,115)	168,263	(321,762)
Net cash generated from operating activities	10,754,484	11,480,117	20,292,760

Cash flows from investing activities
Purchase of property and equipment	(5,091,647)	(1,672,529)	(13,963,669)
Purchase of intangible assets	(7,773,051)	(8,728,734)	(1,782,615)
Investment in Financial assets held for trading	(8,000,000)	-	-
Net cash used in investing activities	$(20,864,698)	$(10,401,263)	$(15,746,284)

Cash flows from financing activities
Proceeds from IPO net off IPO expenses	13,243,554	-	-
Net cash generated from financing activities	$13,243,554	$-	$-

Effects of foreign currency translation	2,388,306	490,577	919,740

Net increase in cash and cash equivalents	5,521,646	1,569,431	5,466,216
Cash and cash equivalents at beginning of year	11,931,714	10,362,283	4,896,067
Cash and cash equivalents at end of year	$17,453,360	$11,931,714	$10,362,283

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$3,612,851	$3,063,628	$3,257,505
Cash paid for interest expense	$-	$422	$195